Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
Rigetti Intermediate LLC	Delaware
Rigetti & Co, LLC	Delaware
Rigetti UK Limited	United Kingdom
Rigetti Australia Pty Ltd.	Australia
Rigetti Computing Canada, Inc.	Canada
Rigetti GmbH	Germany